EXHIBIT 20(b)
December 18, 1996


To Our Shareholders:

Your Board of Directors today adjusted the purchase price of one one-hundredth of a share of Series A participating preferred stock, par value $0.0125 per share from a price of $21.25 to a price of $95.00.

On October 27, 1986, your Board of Directors declared a dividend distribution of preferred share purchase rights to the holders of Modine common stock. Since that time, each share of the Company's common stock carries one right that entitles the holder to purchase a unit of one one-hundredth Series A participating stock, commonly called a "poison pill" defense for hostile takeovers. The expiration date of the rights was extended until October 27, 2006.

Your Board believes that, in view of the extension of the expiration date of the rights, it was appropriate to adjust the purchase price. Your Board did so after receiving independent financial advice and after assessing other factors including the current market price in light of the purchase price established in 1986. This action was not taken in response to any specific effort to acquire control of the company and the Board is not aware of any such effort.

The extension of the expiration date of the rights and the adjustment of the purchase price of the rights does not in any way weaken the financial strength of Modine or interfere with its business plans.
The extension of the expiration date of the rights and the adjustment of the purchase price have no dilutive effect, will not affect reported earnings per share, are not taxable to Modine or to you, and will not change the way in which you can currently trade your shares of Modine common stock.

While, as noted above, neither the distribution of the rights nor the adjustment of the price will be taxable to you or Modine, shareholders subsequently may have a taxable event if, for example, the rights become exercisable for common stock of another company.

Your Board continues to believe that the extension of the expiration date of the share purchase rights plan and the adjustment of the purchase price of the rights continue to represent a sound and reasonable means of addressing the complex issues of corporate policy created in the event of an unsolicited attempt to acquire control of the Company.

You don't need to do anything now other than to save this information for the future. We would notify you what to do if this plan were ever to go into effect. Thanks, and have a happy holiday.

Sincerely,

R. T. SAVAGE
R. T. Savage
Chairman and Chief
Executive Officer

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